FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	News Release dated January 20, 2006: changes in the Board of Directors of ICICI Bank.
2.	News Release dated January 20, 2006: Performance Review – Quarter ended December 31, 2005.
3.	Audited Financial Results – Quarter ended December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: January 20, 2006	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

News Release	January 20, 2006

Changes in the Board of Directors of ICICI Bank

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today appointed Mr. Narendra Murkumbi as an additional Director effective January 20, 2006. Mr. Murkumbi has a bachelor’s degree in engineering and a post-graduate degree in management from the Indian Institute of Management, Ahmedabad and is the founder Managing Director of Shree Renuka Sugars Limited. He has rich experience in small-scale industry, the agriculture sector and the rural economy.

Mr. Somesh Sathe would be completing eight years on the Board of ICICI Bank on January 28, 2006 and in terms of the provisions of Section 10A(2A) of the Banking Regulation Act, 1949, he would be retiring from the Board effective January 29, 2006. He was appointed on the Board on January 29, 1998. The Board placed on record its deep appreciation of his invaluable contribution to the growth and development of ICICI Bank.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

Item 2

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

News Release	January 20, 2006

Performance Review – Quarter ended December 31, 2005: 24% year-on-year growth in profit after tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited Indian GAAP accounts of the Bank for the quarter ended December 31, 2005 (Q3-2006).

Highlights
  Profit after tax for Q3-2006 increased 24% to Rs. 640 crore (US$ 142 million) from Rs. 518 crore (US$ 115 million) for the quarter ended December 31, 2004 (Q3-2005).

  Operating profit for Q3-2006 increased 55% to Rs. 1,194 crore (US$ 265 million) from Rs. 771 crore (US$ 171 million) for Q3-2005.

  Net interest income increased 59% to Rs. 1,167 crore (US$ 259million) for Q3-2006 from Rs. 733 crore (US$ 163 million) for Q3-2005.

  Fee income increased 52% to Rs. 846 crore (US$ 188 million) for Q3- 2006 from Rs. 558 crore (US$ 124 million) for Q3-2005.

  Retail assets increased 70% to Rs. 78,495 crore (US$ 17.4 billion) at December 31, 2005 from Rs. 46,194 crore (US$ 10.3 billion) at December 31, 2004. The Bank has the largest retail asset portfolio among Indian banks and finance companies.

  Deposits increased 63% to Rs. 133,881 crore (US$ 29.7 billion) at December 31, 2005 from Rs. 81,928 crore (US$ 18.2 billion) at December 31, 2004.

  At December 31, 2005, the Bank’s net non-performing assets constituted 0.80% of customer assets against 2.29% at December 31, 2004.

  Profit after tax increased 26% to Rs. 1,750 crore (US$ 388 million) for the nine months ended December 31, 2005 (9M-2006) from Rs. 1,391 crore (US$ 309 million) for the nine months ended December 31, 2004 (9M-2005).

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Capital raising

The Bank successfully concluded its capital raising exercise, raising a total of Rs. 8,000 crore (US$ 1.8 billion) through the first simultaneous public issue in India and American Depositary Share (ADS) issue in the United States, with a Public Offering Without Listing (POWL) in Japan. The public issue was subscribed approximately 7 times. The equity shares and ADSs were priced at less than 1% discount to the last closing price on stock exchanges in India and the United States respectively.

Operating review

Credit growth

Bank’s net customer assets increased 50% to Rs. 127,319 crore (US$ 28.3 billion) at December 31, 2005 compared to Rs. 84,859 crore (US$ 18.8 billion) at December 31, 2004. The Bank maintained its growth momentum and market leadership in the retail segment. In 9M-2006, the Bank’s total retail disbursements were about Rs. 43,200 crore (US$ 9.6 billion) including home loan disbursements of about Rs. 17,600 crore (US$ 3.9 billion). Retail assets constituted 64% of advances and 62% of customer assets. The Bank is focusing on loan origination in the retail and agriculture segments and on non-fund based products and services, as well as capitalising on opportunities presented by the domestic and international expansion of Indian companies. The Bank is also extending its reach in the small and medium enterprises segment. The Bank’s corporate, small and medium enterprise, rural and agri-business portfolio increased 20% to about Rs. 32,000 crore (US$ 7.1 billion) at December 31, 2005 from Rs. 26,600 crore (US$ 5.9 billion) at December 31, 2004 and the loan portfolio of its international branches (including foreign currency financing to Indian companies) increased 192% to about Rs. 12,000 crore (US$ 2.7 billion) at December 31, 2005.

International operations

ICICI Bank continued to build on its existing presence in various geographies as well as enter new markets. In addition to providing credit and trade finance solutions to Indian companies, the Bank is expanding its international retail franchise through technology-based banking services. Since October 2005, the Bank has opened branches in Hong Kong, Dubai and Sri Lanka. The Bank’s wholly-owned banking subsidiaries in Canada and the United Kingdom also opened additional branches during the quarter. The Bank continued to grow its remittance volumes and establish an international private banking franchise, focusing on the non-resident Indian community.

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Rural banking

The Bank’s rural banking strategy seeks to adopt a holistic approach to the financial services needs of various segments of the rural population, by delivering a comprehensive product suite encompassing credit, transaction banking, deposit, investment and insurance, through a range of channels. The Bank’s rural delivery channels include branches, internet kiosks, franchisees and micro-finance institution (MFI) partners.

Network

The Bank had 601 branches and extension counters at December 31, 2005 as compared to 505 branches and extension counters at December 31, 2004.

Capital adequacy

The Bank’s capital adequacy at December 31, 2005 was 14.5% (including Tier-1 capital adequacy of 10.5%), excluding Rs. 750 crore on account of the green shoe option and Rs. 555 crore on account of partly paid shares issued to retail investors, compared to RBI’s requirement of total capital adequacy of 9.0% .

Asset quality

The Bank’s net restructured assets at December 31, 2005 were Rs. 5,437 crore (US$ 1.2 billion), down from Rs. 6,792 crore (US$ 1.5 billion) at December 31, 2004. At December 31, 2005, the Bank’s net non-performing assets constituted 0.80% of customer assets against 2.29% at December 31, 2004. During Q3-2006, the Bank sold net non-performing assets of Rs. 258 crore (US$ 57 million) through the first auction of non-performing assets in India.

Group companies

ICICI Securities achieved a profit after tax of Rs. 29 crore (US$ 6 million) in Q3-2006. ICICI Lombard General Insurance Company (ICICI Lombard) enhanced its leadership position among private sector general insurance companies with a market share of 31% during April-November 2005. ICICI Lombard achieved a profit after tax of Rs. 10 crore (US$ 2 million) in Q3-2006.

ICICI Prudential Life Insurance Company (ICICI Prudential Life) continued to maintain its market leadership among private sector life insurance companies. Life insurance companies worldwide require six to eight years to achieve breakeven, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. While the growing operations of ICICI Prudential Life had a negative impact of Rs.

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

49 crore (US$ 11 million) on the Bank’s consolidated profit after tax in Q3-2006 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for Q3-2006 was Rs. 142 crore (US$ 32 million). NBAP is a metric for the economic value of the new business written during a defined period. It is measured as the present value of all the future profits for the shareholders, on account of the new business based on standard assumptions of mortality, expenses and other parameters. Internationally, life insurance companies in the growth phase are valued as a multiple of their NBAP.

Prudential ICICI Asset Management Company was the largest private sector mutual fund in India at December 31, 2005 with assets under management of over Rs. 22,000 crore (US$ 4.9 billion).

Summary Profit and Loss Statement – Indian GAAP

Rs. crore
	Q3-2005	Q3-2006	Growth over Q3-2005	9M-2005	9M-2006	FY2005
Net interest income	733	1,167	59%	2,049	2,971	2,839
Non-interest income (excluding treasury)	692	1,011	46%	1,969	2,790	2,705
- Fee income	558	846	52%	1,513	2,208	2,098
- Lease & other income	134	165	23%	456	582	607
Treasury income	199	168	(16%)	415	591	711
Less:
Operating expense	644	904	40%	1,795	2,490	2,517
Other DMA[1] expense	138	172	25%	335	449	485
Lease depreciation	71	76	6%	224	204	297
Operating profit	771	1,194	55%	2,079	3,209	2,956
Provisions[2]	108	395[3]	266%	349	997[3]	429
Profit before tax	663	799	21%	1,730	2,212	2,527
Less: Tax	145	159	10%	339	462	522
Profit after tax	518	640	24%	1,391	1,750	2,005

1.	Direct marketing agencies / associates.
2.	Includes Rs. 74 crore on account of amortization of premium on government securities in Q3-2005, Rs. 220 crore in Q3-2006, Rs. 182 crore in 9M-2005 and Rs. 559 crore in 9M-2006.

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

3.	RBI has increased the requirement of general provisioning on standard loans (excluding loans to agriculture sector and small and medium enterprises) to 0.40% compared to 0.25% applicable till September 30, 2005. In accordance with the revised guidelines on general provisioning on standard loans, the Bank has made general provision of Rs. 248 crore during 9M-2006. The Bank has reassessed its provision requirement on performing loans and non- performing loans on a portfolio basis at December 31, 2005. Based on this reassessment, the Bank has written back an amount of Rs. 169 crore from its existing provisions against non-performing loans which were in excess of the regulatory requirement.
4.	The Bank has aligned its accounting policy for subvention income with its accounting policy for direct marketing agency/ associate expenses. Accordingly, subvention income has been accounted for in the period in which it is received instead of over the period of the loan. As a result of the change in policy, the profit after tax for 9M-2006 is higher by Rs. 50 crore.
5.	All figures have been rounded off to the nearest crore.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 45.05.

Item 3

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED FINANCIAL RESULTS

(Rs. in crore)
Sr. No.	Particulars	Quarter ended		Nine month period ended		Year ended
		December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004	March 31, 2005
1.	Interest earned (a)+(b)+(c)+(d)	3,583.61	2,378.36	9,794.70	6,804.66	9,409.90
	a) Interest/discount on advances/bills	2,534.59	1,709.91	6,854.68	4,867.73	6,752.83
	b) Income on investments	962.80	589.42	2,649.25	1,637.10	2,229.44
	c) Interest on balances with Reserve Bank of India and other interbank funds	75.60	46.70	231.16	166.15	232.01
	d) Others	10.62	32.33	59.61	133.68	195.62
2.	Other income	1,179.17	890.73	3,381.22	2,383.84	3,416.14
	A) TOTAL INCOME (1) + (2)	4,762.78	3,269.09	13,175.92	9,188.50	12,826.04
3.	Interest expended	2,416.88	1,645.21	6,823.24	4,755.75	6,570.89
4.	Operating expenses (e) + (f) + (g)	1,151.41	852.66	3,143.35	2,353.92	3,299.15
	e) Payments to and provisions for employees	274.00	184.62	744.20	531.50	737.41
	f) Direct marketing agency expenses	171.87	138.00	449.13	334.71	485.45
	g) Other operating expenses	705.54	530.04	1,950.02	1,487.71	2,076.29
	B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	3,568.29	2,497.87	9,966.59	7,109.67	9,870.04
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	1,194.49	771.22	3,209.33	2,078.83	2,956.00
6.	Other provisions and contingencies	395.07	108.23	996.74	348.77	428.80
7.	Provision for taxes
	a) Current period tax	102.99	(50.56)	451.35	216.41	179.49
	b) Deferred tax adjustment	56.35	195.87	11.10	123.15	342.51
8.	Net profit (5-6-7)	640.08	517.68	1,750.14	1,390.50	2,005.20
9.	Paid-up equity share capital (face value Rs. 10/-)	873.78	735.89	873.78	735.89	736.78
10.	Reserves excluding revaluation reserves	20,177.59	11,899.26	20,177.59	11,899.26	11,813.20
11.	Analytical ratios
	(i) Percentage of shares held by Government of India	..	..	..	..	..
	(ii) Capital adequacy ratio	14.53%	13.50%	14.53%	13.50%	11.78%
	(iii) Earnings per share for the period (not annualised for quarter/ period) (in Rs.) (basic)	8.38	7.04	23.42	19.18	27.55
	(iv) Earnings per share for the period (not annualised for quarter/period) (in Rs.) (diluted)	8.29	6.99	23.17	19.03	27.33
12.	Aggregate of non-promoter shareholding
	• No. of shares	875,127,259	735,928,149	875,127,259	735,928,149	736,716,094
	• Percentage of shareholding	100	100	100	100	100
13.	Deposits	133,881.49	81,928.28	133,881.49	81,928.28	99,818.78
14.	Advances	122,612.85	76,961.13	122,612.85	76,961.13	91,405.15
15.	Total assets	212,431.69	146,214.18	212,431.69	146,214.18	167,659.41

Notes
1.	The financials have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.	In December the Bank issued 67,787,322 and 28,894,060 equity shares of Rs. 10.00 each at a price of Rs. 525.00 and Rs. 498.75 per share respectively, aggregating to Rs. 4,999.92 crore. Of these, 15,905,240 equity shares were partly paid up (Rs. 9.00 of face value and Rs. 141.00 of premium paid up) at December 31, 2005. At December 31, 2005, the bank had an option of issuing upto 14,285,714 new equity shares under the green shoe option which has since been exercised.
3.	The Bank has issued 18,618,730 American Depository Shares (ADS) including green shoe option of 2,428,530 ADSs at US$ 26.75 per share, representing 37,237,460 underlying equity shares of Rs. 10.00 each, aggregating to Rs. 2,250.69 crore.
4.	During the quarter ended December 31, 2005, the Bank allotted 327,300 equity shares pursuant to exercise of employee stock options.
5.	Status of equity investors’ complaints/ grievances for the quarter ended December 31, 2005.

Opening balance	Additions*	Disposals**	Closing balance ***
8	1,391	1,386	13
* Includes 1,303 complaints relating to the public issue of shares by the Bank in December 2005.
** Includes 1,300 complaints relating to the public issue of shares by the Bank in December 2005.
*** Of these, five complaints (including two relating to the public issue) have since been resolved.
6.	Provision for current period tax includes Rs. 6.30 crore towards provision for fringe benefit tax for the quarter ended December 31, 2005 (Rs. 17.30 crore for the nine-month period ended December 31, 2005).
7.	The Reserve Bank of India has increased the requirement of general provisioning on standard loans (excluding loans to agriculture sector and small and medium enterprises) to 0.40% compared to 0.25% applicable till September 30, 2005. In accordance with the revised guidelines on general provisioning on standard loans, the Bank has made general provision of Rs. 248.33 crore during the nine-month period ended December 31, 2005. The Bank has reassessed its provision requirement on performing loans and non- performing loans on a portfolio basis at December 31, 2005. Based on this reassessment, the Bank has written back an amount of Rs. 169.22 crore from its existing provisions against non-performing loans which were in excess of the regulatory requirement.
8.	The Bank has aligned its accounting policy for subvention income with its accounting for direct marketing agency/associate expenses. Accordingly subvention income has been accounted for in the period in which it is received instead of over the period of the loan. As a result of the change in policy, the profit after tax for the nine-month period ended December 31, 2005 is higher by Rs. 50.22 crore.
9.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.

The above financial results have been taken on record by the Board of Directors at its meeting held on January 20, 2006.

Place : Mumbai	Kalpana Morparia
Date : January 20, 2006	Deputy Managing Director

SEGMENTAL INFORMATION OF ICICI BANK LIMITED FOR THE PERIOD ENDED DECEMBER 31, 2005

(Rs. in crore)
Sr. No.	Particulars	Quarter ended		Nine month period ended		Year ended
		December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004	March 31, 2005
1.	Segment revenue
a	Consumer and commercial banking	3,823.11	2,591.24	10,564.13	7,686.13	10,643.69
b	Investment banking	1,186.12	807.32	3,530.11	2,139.85	3,092.62
	Total	5,009.23	3,398.56	14,094.24	9,825.98	13,736.31
	Less: Inter segment revenue	246.45	129.47	918.32	637.48	910.27
	Income from operations	4,762.78	3,269.09	13,175.92	9,188.50	12,826.04

2.	Segmental results (i.e. Profit before tax & provision)
a	Consumer and commercial banking	954.48	387.37	2,383.69	1,411.35	1,976.07
b	Investment banking	249.61	393.45	854.44	696.28	1,018.33
	Total	1,204.09	780.82	3,238.13	2,107.63	2,994.40

3.	Provisions
a	Consumer and commercial banking	170.13	(118.35	376.28	124.17	81.41
b	Investment banking	224.94	226.58	620.46	224.60	347.39
	Total	395.07	108.23	996.74	348.77	428.80

4.	Segment results (i.e. Profit before tax)
a	Consumer and commercial banking	784.35	505.72	2,007.41	1,287.18	1,894.66
b	Investment banking	24.67	166.87	233.98	471.68	670.94

5.	Unallocated expense	9.60	9.60	28.80	28.80	38.40

	Total profit before tax	799.42	662.99	2,212.59	1,730.06	2,527.20
	Tax	159.34	145.31	462.45	339.56	522.00
	Profit after tax	640.08	517.68	1,750.14	1,390.50	2,005.20

6.	Capital employed (i.e. segment assets – segment liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and commercial banking	(21,594.05)	(19,996.15)	(21,594.05)	(19,996.15)	(24,044.61)
b	Investment banking	40,223.76	30,277.52	40,223.76	30,277.52	34,138.32
	Total	18,629.71	10,281.37	18,629.71	10,281.37	10,093.71